FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a notice published by Banco de Chile (the “Bank”) in a local newspaper that specifies the shareholders who are entitled to subscribe the shares to be offered in the Ordinary Preferential Rights Offering Period, in connection with the Bank's capital increase agreed during the Extraordinary Shareholders Meeting, held on May 17, 2007.

BANCO DE CHILE
ISSUANCE OF CASH SHARES
ORDINARY PREFERENTIAL RIGHTS OFFERING PERIOD

It is hereby communicated to Banco de Chile’s shareholders:

a) During the Extraordinary Shareholders Meeting of Banco de Chile, held on May 17, 2007, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. Andres Rubio Flores, and dated May 28, 2007, it was agreed to increase the Bank's capital in the amount of Ch$ 110,000,000,000 by means of the issuance of 2,516,010,979 cash shares, without par value. The Superintendency of Banks and Financial Institutions approved the increase of the Bank’s capital and the reform of the bylaws by means of Resolution N° 58 dated June 1, 2007, which was registered in document 22,282, N°16,239 of the Registrar of Commerce of the Santiago Public Registrant, year 2007, and published in the Official Gazette on June 6, 2007. On June 12, 2007, these shares were registered in the Superintendency of Banks and Financial Institutions’ Registry of Securities, under No. 2/2007.

b) In this Ordinary Preferential Rights Offering Period, 1,487,091,599 shares are offered as follows: 1,050,297,602 shares are offered to Banco de Chile’s shareholders, who are entitled to subscribe new shares at a ratio of 0.03598412643 for each share they hold; The remaining 436,793,997 shares will be offered to those shareholders who own series A,B,D, and E stocks of Sociedad Matriz del Banco de Chile S.A, who are entitled to subscribe new shares at a ratio of 0.03598416810 for each share they hold. In both cases, shares must have been registered in the Registry of Shareholders, as of June 16, 2007.

c) These shares are offered at Ch$ 40.50 per share and must be paid and subscribed within a term of 30 days from the date of this announcement. Shareholders of Banco de Chile and Sociedad Matriz del Banco de Chile S.A. registered in the respective registries as of June 16, 2007, will be entitled to subscribe these shares.

d) This advertisement indicates the beginning of the Ordinary Preferential Rights Offering Period, which will last for 30 days, until July 21, 2007.

e) Pursuant to the provisions set out in article 104 of the Corporate Law Regulations, the advertisement set forth herein, was published in “El Mercurio”, a Santiago newspaper, on June 15, 2007.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO